FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated February 20, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: February 20, 2006	By:	/s/ Jyotin Mehta

Name: Title:	Jyotin Mehta General Manager & Company Secretary

Item 1

Press Release	February 20, 2006
For Immediate Publication

ICICI Bank signs cooperation agreement with BayernLB

Mumbai –ICICI Bank Ltd and Munich-based BayernLB have signed a cooperation agreement covering several business areas. This agreement will pave the way for intensifying cooperation across various areas, namely treasury, capital markets, syndicated loans, trade finance and cash management services.

The agreement was signed by Mr.K.V.Kamath, Managing Director and CEO, ICICI Bank, Mrs.Lalita D. Gupte, Joint Managing Director, ICICI Bank, Mr. Werner Schmidt, Chairman of the Board of Management, BayernLB and Dr. Rudolf Hanisch, Deputy Chairman of the Board of Management, BayernLB in Mumbai on February 17, 2006.

BayernLB, with an asset base of US$434 billion, is the 2nd largest LandesBank in Germany. The Bank acts as principal bank to the Free State of Bavaria and as the central banking institution to the Bavarian Savings banks.

Under the cooperation agreement, both banks will also provide reciprocal support for their respective customers. Therefore the customers of the Savings Bank Association in Bavaria, Germany, will now benefit from an attractive range of services helping them to enter India with its huge potential in many sectors. In light of ICICI Bank’s outstanding expertise in the Indian capital markets, the two banks will work together to tap German investors focussed on emerging markets.

BayernLB and ICICI Bank are convinced that the co-operation will further intensify and develop the long-standing business relations for the benefit of the two partners, their customers and shareholders.

Mr.K.V.Kamath, Managing Director and CEO, ICICI Bank said “It has been our endeavour to work closely with partner banks across the world to provide high quality products and services to our customers. This agreement is one more step in that direction and it will leverage the strengths of ICICI Bank and BayernLB to facilitate the global aspirations of Indian corporates.“

Mr.Werner Schmidt, Chairman, BayernLB, said “BayernLB has extended its network of foreign entities by entering into strategic partnerships with leading banks in Europe, America and Asia. The co-operation agreement with ICICI Bank Ltd., India’s second-largest bank, is a major component of our global strategy. As a result of this collaboration, customers of the Bank and of the savings banks will gain access to all key financial services in this large growth market. We look forward to forging a strong partnership with ICICI Bank.”

About BayernLB:

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

BayernLB is one of the largest banks in Germany with an asset base of US$434 billion. It acts in close cooperation with the Bavarian savings banks and the partners of the Sparkassen-Finanzgruppe Bayern. BayernLB places great emphasis on the core market of Bavaria and the bordering regions and is also present in selected financial centres around the world. In addition, it is the principal bank to the Free State of Bavaria and supports state and local governments, financial institutions, medium and large companies and real estate customers. The market development within the Group is supported by national and international subsidiaries, which are entrusted with a considerable share of the Group's retail activities. BayernLB is one of the leading issuers of bonds in Germany. BayernLB is owned by the Free State of Bavaria and the Association of Bavarian Savings Banks, each with a 50 percent stake. www.bayernlb.de

About ICICI Bank Ltd:
ICICI Bank is India's second largest bank and largest private sector bank with over 50 years of financial experience and with assets of over USD 47 billion (as on December 31, 2005). ICICI Bank provides a broad spectrum of financial services to individuals and companies. This includes mortgages, car and personal loans, credit and debit cards, corporate and agricultural finance. The Bank services a growing customer base of more than 15.5 million customers through a multi-channel access network, which includes over 600 branches and extension counters, 2070 ATMs, call centres and Internet banking (www.icicibank.com). The Bank set up the International Banking Group (IBG) in the year 2002 to implement a focussed strategy for its international banking business. ICICI Bank’s international presence currently spans 12 countries and includes three wholly owned subsidiaries in the UK, Russia and Canada, offshore banking units in Singapore, Hong Kong and Bahrain, a branch in Sri Lanka and representative offices in US, China, UAE, Bangladesh and South Africa.

DISCLAIMER:

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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For Press Queries:
ICICI Bank: Charudatta Deshpande
Head – Corporate Communications,

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Tel: 022-26538208
Fax: 022026531116
e-mail: charudatta.deshpande@icicibank.com

BayernLB: Matthias Lucke
Phone: +49 89 2171-22160
e-mail: press@bayernlb.de